General Meeting of TC Biopharm (Holdings) PLC

Date: Tuesday, November 1, 2022 at 10:00 a.m. G.M.T.
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

The Board unanimously recommends holders to vote in favor of each of the Resolutions listed here.

ORDINARY RESOLUTIONS	For	Against	Withheld
Resolution 1 – Consolidation of Shares	☐	☐	☐
Resolution 2 – Subdivision of shares and re-designation as Deferred Shares	☐	☐	☐
SPECIAL RESOLUTION			
Resolution 3 – Amendment of Articles of Association	☐	☐	☐
Resolution 4 – Buy back of Deferred Shares	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here

____________________ Please Date Above

____________________ Please Sign Here

____________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

General Meeting of TC Biopharm (Holdings) PLC to be held on November 1, 2022 for Holders as of September 28, 2022

INTERNET

Go To
www.proxypush.com/TCBP
- Cast your vote online.
- View Meeting Documents.

OR

TELEPHONE

1-866-694-1495
- Use any touch-tone telephone.
- **Have your Voting Instruction Form ready.**
- Follow the simple recorded instructions.

OR

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. Eastern Standard Time on October 25, 2022.

PROXY TABULATOR FOR
TC BIOPHARM (HOLDINGS) PLC
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

TC Biopharm (Holdings) PLC

Instructions to THE BANK OF NEW YORK MELLON, as Depositary

(Must be received prior to 12:00 p.m. Eastern Standard Time on October 25, 2022)

The undersigned registered owner of American Depositary Receipts ("Receipts") hereby requests and instructs The Bank of New York Mellon, as Depositary, through its Agent, to endeavor, in so far as practicable, to vote or cause to be voted the Deposited Securities represented by such Receipt(s) of TC Biopharm (Holdings) PLC, registered in the name on the reverse side on the books of the Depositary as of 5:00 p.m. Eastern Standard Time on September 28, 2022, at the General Meeting of Ordinary Shareholders of TC Biopharm (Holdings) PLC to be held on November 1, 2022, in respect of the resolutions specified on the reverse hereof.

NOTES:

1. **Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box.**
2. **The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares of Deposited Securities other than in accordance with such instructions.**

To the Registered Holders of American Depositary Receipts of TC Biopharm (Holdings) PLC

The General Meeting of TC Biopharm (Holdings) PLC will be held on Tuesday, November 1, 2022 at 10 a.m. G.M.T.

TC Biopharm (Holdings) PLC would like to inform you that the Notice of General Meeting and Shareholder Letter are available online at www.tcbiopharm.com.

If you do not have access to the Internet and would like to obtain a hard copy of meeting material, please call toll free 1-800-555-2470, or write to:

Proxy Services Corporation
10 Drew Court - Suite #3
Ronkonkoma, NY 11779

If you wish to vote on-line or by phone, please follow the instructions listed on the other side of this voting card. If you wish to vote by using this voting card, please complete and return the duly marked and signed card in the envelope provided.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
TC BIOPHARM (HOLDINGS) PLC
P.O. Box 8016
CARY, NC 27512-9903